FEDERATED ADJUSTABLE RATE SECURITIES FUND

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

November 14, 2013

Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED ADJUSTABLE RATE SECURITIES FUND (the “Fund” or “Registrant”)

Service Shares

Institutional Shares

1933 Act File No. 2-98491

1940 Act File No. 811-4539

Dear Mr. Foor:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective 42 and Amendment No. 41 submitted via EDGAR on September 20, 2013.

1.	The Fee Table and Example will be updated to reflect the most current figures.

2.	We feel that our disclosure regarding MBS Risk in the Summary section of the Prospectus adequately summarizes the more detailed MBS Risk disclosure in the Statutory Risk section of the Prospectus.
3.	The Fund currently does not have any parameters regarding maturity or duration.

If you have any questions, please do not hesitate to contact me at (412) 288-6659.

Very truly yours,

/s/ Joseph W. Kulbacki

Joseph W. Kulbacki

Senior Paralegal